Exhibit 99.1

NEWS RELEASE

June 20, 2007

Edmonton, Alberta

Poly-Pacific International Inc. (TSXV: “PMB-V” / OTCBB: “PLYPF”, “PLYPF”; Berlin: “A0LGDN”; Frankfurt: “POZ) (“Poly-Pacific” or the “Company”) is pleased to announce that it has purchased all of the issued and outstanding shares owned by the shareholders of Polyran Reclamation Inc. (“Poly Ran”).  In consideration for the shares of Poly Ran, the Company has issued an aggregate of 7,999,996 of its common shares pro rata to the shareholders of Poly Ran.  The acquisition of the Poly Ran shares was completed as an Expedited Acquisition under the policies of the TSX Venture Exchange and is subject to the Exchange’s final approval.

Poly Ran owns a 30% interest in a nylon reclamation sites located near the City of Kingston in Ontario: the McAdoo site.  Poly-Pacific owns the remaining 70% interest in the same site.  The net result of the acquisition will be to consolidate the interests of the companies in the reclamation site and to effectively cancel out the Company’s loan from Poly Ran in the sum of $600,000.

Poly-Pacific is a recycling company that manufactures and distributes MultiCutTM, an environmentally safe, technologically advanced plastic media for paint stripping and coating removal for sensitive substrates.  It is an environmentally friendly alternative to using sand and harsh chemicals in the removal of paint and other coatings.  Poly-Pacific is actively developing its business model to include the reclamation of industrial polymer fibre throughout North American landfill sites.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-Pacific by telephone at (250) 755-7725 or by fax at (250) 755-7711(403) 291-9181.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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